UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hemster, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 2, 2017

Physical address of issuer
845 Market St, Bespoke, San Francisco, CA 94103

Website of issuer
hemster.co

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
$50,000.00

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☑ Pro-rata basis
☐ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$1,912.00	$1,963.00
Cash & Cash Equivalents	$375.00	$679.00
Accounts Receivable	$1,537.00	$1,284.00
Short-term Debt	$765.00	$0.00
Long-term Debt	$32,274.00	$6,300.00
Revenues/Sales	$21,677.00	$3,046.00
Cost of Goods Sold	$10,710.00	$1,644.00
Taxes Paid	$924.00	$0.00
Net Income	-$27,989.00	-$16,337.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming.

July 3, 2018

FORM C

Up to $1,070,000.00

Hemster, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Hemster, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*." In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at hemster.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 3, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking

statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: hemster.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the

Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hemster, Inc. (the "Company") is a Delaware corporation, incorporated on November 2, 2017.

The Company is located at 845 Market St, Bespoke, San Francisco, CA 94103.

The Company's website is hemster.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We offer tailoring services as amenities to retailers and shopping centers. We work with local tailors to streamline their process and provide the seamless service for our customers.

The Offering

Minimum amount of Units of Crowd SAFE being offered	50,000
Total Units of Crowd SAFE outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of Crowd SAFE	1,070,000
Total Units of Crowd SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2018
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 3 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Allison Lee who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Allison Lee although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Allison Lee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the

performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Minimum Amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

The Company will need to raise more than the Minimum Amount of this Offering in order to achieve the Company's near and long-term goals. The Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations

where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which such determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image is essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new services to meet those changes, and respond to competitive innovation.

Consumer preferences our services change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer services that appeal to consumer preferences. If we do not offer services that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new services to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop services in faster growing and more profitable categories, demand for our services could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new services. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday fluctuation, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our website within a short period of time due to increased holiday demand, we may experience system interruptions that make our website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include customer service and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks, such as disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the services we offer are services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. If our customers are not satisfied with our service, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain

our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, and the design and operation of websites. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the fashion industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE. Because the Units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Optix Data (engineering consultants).
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 86.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We offer tailoring services as amenities to retailers and shopping centers. We work with local tailors to streamline their process and provide the seamless service for our customers.

Business Plan
Hemster provides tailoring services to premium retailers through our partnerships with Grade A shopping centers. The store associates use Hemster's patent-pending RulerSticker to fit their shoppers in the dressing room, and Hemster either charges the retailer or shoppers for tailoring fee. Hemster also performs direct-to-consumer services by partnering with major residential property groups such as Crescent Heights and Greystar to allow individual users tailor their

garments in their homes. We are currently live in San Francisco, San Jose and Los Angeles, and expanding nationally through these partnerships for the next 18 months.

History of the Business
The company launched the first pilot with Westfield in August of 2017 under Hemster, LLC. Hemster, LLC raised outside funds to perform the initial pilot and gauge the demand level from the market. Once there was strong traction with retailers and shoppers, the Company was converted to a Delaware corporation in November 2017 in an effort to attract additional investments to grow nationally. The Company registered to conduct business in California in May 2018.

The Company's Products and/or Services

Service	Description	Current Market
Alterations	In-store and in-home alteration services	Grade A Mall (Westfield, Simon, Macerich, GGP) High end condos (Greystar, Crescent Heights)

We provide a data SaaS platform for retailers to understand their customers' perfect fit and offer our services through our partners at shopping center & residential properties

Competition
The Company's primary competitor is Air Tailor, although additional competitors may arise in the future.

We are attempting to lead the competition with our scalability and accuracy. We hope to scale nationally as quickly as we can through our partnership with malls and residential properties with minimum upfront cost while guaranteeing customer satisfaction.

Supply Chain and Customer Base
We source our vendors locally by partnering up with individual tailors based on their location and specialty. We then qualify and vet the tailors on their work quality and machinery.

Current customers are retail customers, retail tenants at shopping centers, and residents of the residential property partners (Crescent Heights and Greystar).

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
29623749	RulerSticker	Ruler Sticker that allows users to fit themselves directly on the garment.	October 26, 2017	(pending)	United States of America

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None

Other
The Company's principal address is 845 Market St, Bespoke, San Francisco, CA 94103

The Company has the following additional address: 900 East Hamilton Ave., Ste. 100 Campbell, CA 95008

The Company conducts business in California, USA.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$64,200
Campaign marketing expenses or related reimbursement	10.00%	$5,000	4.88%	$52,216
Estimated Attorney Fees	2.50%	$1,250	0.12%	$1,284
Estimated Accountant/Auditor Fees	2.50%	$1,250	1.00%	$10,700
General Marketing	0.00%	$0	10.00%	$107,000
Research and Development	0.00%	$0	2.00%	$21,400
Manufacturing	1.50%	$750	2.00%	$21,400
Equipment Purchases	1.00%	$500	4.00%	$42,800
Future Wages	42.00%	$21,000	50.00%	$535,000
Accrued Wages	12.50%	$6,250	2.00%	$21,400
Repayment of Debt	5.00%	$2,500	10.00%	$107,000
Repayment of obligations in arrears	10.00%	$5,000	2.00%	$21,400
General Working Capital	7.00%	$3,500	6.00%	$64,200
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

Future wages are dependent on the number of total markets we want to launch, on the volume of garments we have to process, on the distance of retailer locations. Research and development expenditures are dependent on relationship with customers, on discovering new market demands and having to develop new products.

The Company does have discretion to alter the use of proceeds as set forth above. Proceed allocation will be determined based on quarterly evaluation of Hemster's roadmap.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Allison Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates
11/2/2017 - Director
1/1/2016 - Present: Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/2016 - Present: Founder and CEO
6/1/2014- 12/15/2015: Head of Monetization at Peel

Education
UC Berkeley

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Allison Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates
1/1/2016 - Present: Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/2016 - Present: Founder and CEO
6/1/2014- 12/15/2015: Head of Monetization at Peel

Education
UC Berkeley

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such

as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$150,000
Voting Rights	None until conversion into common stock
Anti-Dilution Rights	None until conversion into common stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE may convert upon an equity financing similar to the First Equity Financing in which the Units of Crowd SAFE may convert, which may limit or dilute the ownership of any holder of Crowd SAFEs.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Ownership percentage will vary based upon the amount of the Equity Financing.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$14,800
Voting Rights	None until conversion into common stock
Anti-Dilution Rights	None until conversion into common stock
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE may convert upon an equity financing similar to the First Equity Financing in which the Units of Crowd SAFE may convert, which may limit or dilute the ownership of any holder of Crowd SAFEs.
Percentage ownership of the Company by the holders of such Securities (assuming	Ownership percentage will vary based upon the amount of the Equity Financing.

conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditor	Jeffrey Rae Fan
Amount outstanding	$6,000.00
Interest rate and payment schedule	10%
Amortization schedule	36 months
Describe any collateral or security	N/A
Maturity date	July 1, 2019
Other material terms	If the Issuer sells additional ownership units prior to the maturity date, the Borrower has the option to convert all or any part of the entire outstanding principal amount of this Note plus a pro rata share of the accrued interest on the then outstanding balance into ownership units of a class or series to be determined by Borrower.

Type of debt	Convertible Note
Name of creditor	Edward Jiang
Amount outstanding	$10,000.00
Interest rate and payment schedule	10%
Amortization schedule	36 months
Describe any collateral or security	N/A
Maturity date	June 6, 2020
Other material terms	If the Issuer sells additional ownership units prior to the maturity date, the Borrower has the option to convert all or any part of the entire outstanding principal amount of this Note plus a pro rata share of the accrued interest on the then outstanding balance into ownership units of a class or series to be determined by Borrower.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used
SAFE	1	$150,000	Expansion to San Jose, Los Angeles	January 10, 2018	Rule 506(b)
SAFE	1	$14,800	Fund the first pilot in San Francisco	December 31, 2017	Rule 506(b)
Convertible Note	1	$6,000	Fund the first pilot in San Francisco	January 23, 2017	Rule 506(b)
Convertible Note	1	$10,000	Fund the first pilot launch in San Francisco	June 6, 2017	Rule 506(b)

Valuation

Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people and entities, including Allison Lee, Bebe Chueh, and XRC Labs LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Allison Lee	86.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from tailoring services. For the year ended December 31, 2017, we recorded revenue of $21,677, and net income of $10,710. For the year ended December 31, 2016, we recorded revenue of $3,046, and net income of $1,644. The reason behind this increase is the launch of new partnerships such as Westfield San Francisco center and other retailers. Our primary expenses are tailoring costs for local vendors, which have increased over the year due to a boost in our volume of garments.

The Company intends to achieve profitability in the next 12 months by maximizing productivity within each market as we add more retailers within regional market (San Francisco, San Jose, Los Angeles, New York, etc.), and optimizing our logistics process to lower our processing time.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically expanding our partnerships to New York, Texas, Arizona and Florida. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Based on the valuation cap. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 2,750,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $5,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $5,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The "Safe Price" is equal to $5,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does

not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Allison Lee
(Signature)

Allison Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Allison Lee
(Signature)

Allison Lee
(Name)

Director
(Title)

7/3/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Offering Page

EXHIBIT A
Financial Statements

HEMSTER, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

January 31, 2018



Independent Accountant's Review Report

To Management
Hemster, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of Hemster, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 31, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HEMSTER, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 375	$ 679
Accounts Receivable	1,537	1,284
TOTAL CURRENT ASSETS	1,912	1,963
TOTAL ASSETS	1,912	1,963
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expense	37	-
Tax Payable	728	-
TOTAL CURRENT LIABILITIES	765	-
NON-CURRENT LIABILITIES		
Notes Payable	17,467	6,300
Related Party Loan	14,807	-
TOTAL LIABILITIES	33,039	6,300
SHAREHOLDERS' EQUITY		
Contributed Capital	13,200	12,000
Retained Earnings (Deficit)	(44,326)	(16,337)
TOTAL SHAREHOLDERS' EQUITY	(31,126)	(4,337)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,912	$ 1,963

HEMSTER, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales	$ 21,677	$ 3,046
Cost of Sales	10,710	1,644
Gross Profit	10,967	1,402
Operating Expense		
Contractors & Consultants	19,333	7,667
General & Adminstrative	12,202	1,561
Rent	1,870	6,703
Advertising	3,460	1,508
	36,865	17,439
Net Income from Operations	(25,898)	(16,037)
Other Income (Expense)		
Interest Expense	(1,167)	(300)
State & Local Taxes	(924)	-
Net Income	$ (27,989)	$ (16,337)

HEMSTER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (27,989)	$ (16,337)
Change in Accounts Receivable	(253)	(1,284)
Change in Accrued Expense	37	-
Change in Tax Payable	728	-
Change in Accrued Interest	1,167	300
Net Cash Flows From Operating Activities	(26,310)	(17,321)
Cash Flows From Financing Activities		
Change in Loan Payable	14,807	-
Change in Note Payable	10,000	6,000
Change in Common Stock	1,200	12,000
Net Cash Flows From Investing Activities	26,007	18,000
Cash at Beginning of Period	679	-
Net Increase (Decrease) In Cash	(303)	679
Cash at End of Period	$ 375	$ 679

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hemster, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company works with designer clothing retailers to offer on-site, immediate tailoring services to consumers.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue from clothing alteration services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

During 2016 and 2017, the Company occupied space in a shared office under a month to month agreement. There are no future minimum payments due under the agreement.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of December 31, 2017, the Company had not issued any stock options, or other equity based compensation.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016, and 2017 will remain subject to review by that State until 2021, and 2022, respectively.

NOTE C- DEBT

In 2016, and 2017, the Company issued notes for the purpose of raising operating capital ("the Notes"). The Notes are unsecured, non-convertible, have a stated interest of 10% per annum, and mature three years from the date of issue. The Notes include accrued and unpaid interest of $300, and $1,467 as of December 31, 2016, and 2017, respectively.

In 2017, the Company borrowed money from a related party ("the Related Party Loan"). The Related Party Loan accrues interest at the rate of 5% per annum, and matures on February 1, 2019. The Related Party Loan includes accrued and unpaid interest of $7, as of December 31, 2017.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 31, 2018, the date that the financial statements were available to be issued.

EXHIBIT B

Offering Page



Company Name	Hemster
Logo	



Headline	Hemster brings perfect fit to you with our next-gen tailoring services
Cover photo	

Hero Image



Tags

Women Founders, B2B, B2C, Fashion, Minority Founders

Pitch text

Deal Highlights:

- Patent-pending solution to customize ready wear at scale

- 232% quarter over quarter growth since launch in 2017

- Customers include Zara, Michael Kors, Club Monaco, Outdoor Voices, Reformation, and Bonobos

- 400 grade A shopping centers in launch waitlist through partnerships with Westfield, Simon, Macerich, and GGP

- Each order has 60% margin with $35 net profit

- Founder previously grew IOT company from $20K to $10M as Head of Monetization

- $250k raised to date from top angel investors in retail, real estate and local commerce

- XRC Labs W18 Cohort 5 batch alumni

Your clothes don't fit you perfectly, but that's not your fault.
Only 11% of U.S. population fit into S / M / L...



Yet fashion retailers spending over $35B every year creating and managing multiple sizes.

As a result, retailers suffer from low conversion rates and high costs due to returns from imperfect fits, while shoppers

have to go through a frustrating multi-step process to achieve their ideal fit.

Hemster tailors your favorite brand's clothes to your body, right in the dressing room

Instead of traveling to a local tailor, now shoppers get their outfits tailored right in the store within minutes. Perfect fit guaranteed within 48 hours.

Our next gen tailoring services upgrade the traditional tailoring experience in these ways:

1. Get fitted in the dressing room



Shoppers get fitted right in the dressing rooms with Hemster's proprietary, patent-pending RulerSticker in under a minute by the store associates.

RulerSticker allows anyone to accurately fit the shoppers, even without prior tailoring experience.

2. Reliable and streamlined process



All orders are processed within 48 hours

3. The best local tailors for the job



We match each garment with the local tailor who is the BEST for the job based on their machinery, skill set and bandwidth.

4. We keep your perfect fit data


JESSICA SMITH - YOUR PERFECT FIT
28.25
36.00
27.00
6.00
45.25
28.00
RECENT ORDERS
ORDER #000123
Order Date: 1/1/2018
Garments: 2
Total: $56.23
View Details
Garment: Dress
Alteration: Shorten Length
Garment: Pants
Alteration: Shorten Length

Growing 232% quarter over quarter since launch



Quarter-over-Quarter Growth
Q3
Q4
Q1
Q2

Since launch, Hemster has gotten phenomenal traction among flagship malls and premium retailers.

- Average Order Value has jumped from $25 to $63 within six months
- Over 1,500 shoppers have used Hemster with 99% accuracy rate
- Expanded from one pilot mall partnership to three live locations in less than a year
- Launched in-home services with premium residential property groups
- Increased the monthly sales for retailers by 15% on average

Hemster is bringing tailoring to the biggest retailers and properties.

Four major retail property groups: Westfield, Simon, Macerich, and GGP, who control over 90% of flagship malls in U.S., are Hemster customers.





> *“Our shoppers and retail partners use Hemster with delight and we see a boost in traffic and visitor engagement.”*
>
> – JEFF ADAMS
> SVP OF GUEST SERVICES
> Westfield

Through these property groups, Hemster serves premium retailers such as Madewell, Michael Kors, Club Monaco, and Outdoor Voices, Reformation, and Bonobos.

Reformation  **Outdoor Voices** *Madewell* **CLUB MONACO** **BONOBOS**

Hemster is also partnering with top residential property groups including Greystar, Crescent Heights, and Maximus, to expand our services to luxury apartments.

Simple Revenue Model

By streamlining the tailoring process, Hemster creates an arbitrage between what we charge customers (retailers and shoppers) and what we pay the tailors.

Our revenue streams come from providing our tailoring services at retail locations and residential properties.

Hemster sees a 60% order margin:

- Average Order Value: $63

- Order Cost (tailoring and transportation): $25

- We have extremely low marketing and user acquisition cost due to strategic business partnerships (retailers, residential properties, malls)

For In-Home services, we charge an additional $15-25 fitting fee to help protect our order margin.

Market

Traditional retailers are looking for unique in-store experiences to boost their traffic and conversion. Tailoring is their best bet.

Premium retailers such as Nordstrom, Bloomingdale's, Men's Wearhouse, and Armani group spend over $500M every year to offer full suite of complementary alteration services. Individual brands such as EXPRESS, J.Crew/Madewell, Gap group, and ZARA have more difficult time offering consistent services through local tailors.

With Hemster, both types of retailers can enjoy streamlined in-store tailoring services with guaranteed consistency in quality and rates across nation. From our initial pilot, retailers saw a 15% increase in their monthly sales once they started offering Hemster service to the shoppers. Through our partnership, we will cover 7,000 retail stores across 400 mall locations, serving 1M shoppers every year.

The e-commerce market is growing to reach $90B by 2020, yet 28% of apparel sales are lost due to imperfect fit.



Hemster can lower return cost for retailers drastically, through our proprietary Perfect Fit data that are initially collected during brick-and-mortar services.

With our data and nationwide tailoring services, all retailers can 1) Recommend the closest size for individual shoppers, and 2) Customize the ready wear sizes to the shoppers' specific perfect fit measurements.



Competition

Hemster is the first mover in this market with scalability and accuracy. With our proprietary, patent-pending RulerStickers and localized supply chain of master tailors, Hemster is able to expand our services to new partners and new regions.

Previous Investors

Hemster has raised a $150,000 pre-seed round in Dec 2017 from XRC Labs and strategic angel investors at $5M valuation.



What's Next

On track for Hemster's national expansion

Our first market in San Francisco was a proven success. Now we are ready to replicate our success in other markets for rest of the year with our strong partners.


AUG 2017
LAUNCHED WESTFIELD PILOT IN SAN FRANCISCO
DEC 2017
RAISED PRE-SEED
FEB 2018
CLOSED PARTNERSHIPS WITH TOP 4 MALL OPERATORS
MAY 2018
LAUNCHED LA (GLENDALE GALLERIA & REFORMATION)
JUN 2018
CROWDFUNDING CAMPAIGN
JUL 2018
LAUNCH IN 5 ADDITIONAL MALLS
LAUNCH BONOBOS PARTNERSHIP
AUG 2018
LAUNCH NY (WESTFIELD OCULUS & TORY BURCH)
SEPT 2018
LAUNCH 10 ADDITIONAL MALLS

If we reach our stretch goal of $400K, we will accelerate our launch schedule into new markets where retailers and mall locations are already waitlisted. With the funds raised, we will hire regional teams (regional director, operational manager, fitters) for New York, Chicago, Texas, and Florida to accelerate our national expansion.

Founder & Team



Allison has actively pursued her entrepreneurial passion since her time at Berkeley, where she launched her first company. Prior to Hemster, she was a director of monetization at IOT startup Peel, where she grew the revenue from $20,000 to $10M in less than 18 months.



She has been selected to speak at Shoptalk, the retail industry's largest conference, to showcase Hemster. She was also on a panel to discuss Retail Innovation at ICSC in the spring.



Paul Raffin (Retail Executive) - Advisor

Paul Raffin is an internationally-known C-Suite executive, with over forty years of experience managing consumer goods businesses across a wide spectrum of the Fashion Industry spanning department store retail, direct-to-consumer, vertical specialty retail, and luxury. Ruffin has held CEO, President or Division President roles at The Frye Company, Li & Fung USA-Mens, Kids and Entertainment Licensing Group, Frette, DZ Trading, Express, J. Crew, and Gant as well as Board roles with dELiA*s and Rosie Pope.



Bebe Chueh (Marketing Executive) - Advisor

Bebe Chueh is a co-founder and partner of Atrium LLP. With experience as a litigator and also having started her own company, AttorneyFee, which she sold to LegalZoom, Bebe understands what startup businesses need in terms of legal services at every stage.

Join us in disrupting ready wear one hem at a time!

Together we can bring personalized sizes to every shopper, so you don't have to pick from small, medium or large.

Thank you for your support!

Invest in Hemster

Team				
		Allison Lee	Founder	Berkeley grad, grew the last company from $20K to $15M in a year
		Angela Hung	Head of Retail	Retail expert with global corp and high end boutique experience
		Bebe Chueh	Advisor (Former Co-founder)	

Perks	
$500	Shoutout on our newsletter
$1,000	Shoutout on our newletter Featured on Hemster website as investor
$5,000	Shoutout on our newsletter, featured on Hemster website and video call with the founder

FAQ	
In what markets are you currently live?	We are live in San Francisco, San Jose and LA. We are gearing up to launch New York, Chicago, Florida and Texas in the next 12 months.
What is the gender split among users?	We see pretty even split between men and women. The main difference is that women want to tailor one item at a time to get a garment-specific fit, and men have one fit template that they tend to replicate across all garments!

How long have you been live?

We launched our first pilot with Westfield, San Francisco center in August of 2017. Since then, we have processed over 3,000 garments with 99% accuracy.